Filed by InterPrivate III Financial Partners Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: InterPrivate III Financial Partners Inc.

Commission File No.: 001-40151

Measuring The Carbon Footprint Of A Red Sox Game

Aspiration Co-Founder and CEO Andrei Cherny explains how they are using carbon credits to offset emissions from Red Sox games in Boston’s Fenway Park. (Source: Bloomberg)

April 22, 2022, 2:29 PM EDT

Female Reporter:	Andrei, how did you come about with this idea and how exactly do you plan to offset the carbon emissions? Is it that you plant trees or is it soil enhancement? What are the techniques and tools you’re using?

Andrei Cherny:	Yeah, well Aspiration is really in the business of helping both people and businesses fight the climate crisis. And, for our individuals we offer that through our Aspiration financial products; our Aspiration debit cards, our Aspiration zero credit card. But, a lot of what we do is work with businesses to help them build sustainability tools into what they’re offering to their customers and their employees every day.

The Red Sox being a great example. As you said, they’re building an Aspiration Planet Protection contribution into every ticket sold and what that does is really engage their fans around fighting climate change. Around offsetting not just what the ballpark is doing; but, those fans own travel to Fenway Park for one of those games. Those funds then go to Aspiration’s very large inventory of high quality, nature based carbon credits. Those might be in things like reforestation, planting trees in areas where there used to be trees or need to be trees to soak carbon out of the atmosphere or things like soil as well. Whatever we do we want to make sure that it adheres to the Aspiration standard; which is a standard that goes over and above third-party verification to make sure that those carbon credits are actually delivering what the fans expect.

Male Reporter:	How are you measuring this? You said its third party but also internal metrics. How do you measure emissions that a company or an entity produces and then how do you measure the offset and make sure it is indeed net zero?

Andrei Cherny:	Well one of the things that Aspiration offers is really technology around measuring the carbon footprint of individuals and businesses. And, so, we partner for instance, in this case with the Red Sox to look at what are their emissions from what Fenway Park is doing, whether it’s around energy use in the park or other activities in the park. But, also then to look at what is the footprint of the fans coming to those games. How many fans are driving to the game? How many fans are taking the T, the subway system in Boston to get to one of those games? And, from that, able to make an estimate around what the carbon impact is of every single one of those games, so that the Red Sox can be confident that they are putting out some investing class.

Female Reporter:	But how exactly do you measure that data from the fans in terms of the transportation? And, it’s not just about the transportation when you think about the fans. I guess it’s also in the stadium, food sales and how much beef is being produced? So, there’s a lot that goes into this and how do you all include that when measuring the carbon footprint?

Andrei Cherny:	We look at all of that. We look at what’s going on in the concessions and what’s being sold and the footprint of that. The Red Sox, of course, have a sense of how many people are coming to the games and how they’re getting to the games and so we use that data as well. So, nothing is going to be absolutely perfect. One game might have a little bit more or less, but we’re able to provide a pretty good fidelity view into what those footprints are going to be for that game and therefore give those fans the comfort and assurance that when their tickets are being . . . a portion of those tickets is being dedicated to this Planet Protection contribution, that money is being well spent.

Male Reporter:	Ah, Andrei, I just wanted to get an update from you in the last minute that we have. Ah, you were set to SPAC and enter the public markets via a SPAC. Give us an update on when our audience is actually going to be able to start trading Aspiration shares.

Andrei Cherny:	Well, we hope it will be soon. Ah, we, as you may know brought in additional capital from Oaktree and Steve Ballmer.

Male Repoter:	Yeah, $315 million dollars.

Andrei Cherny:	That’s right! And, so, with that . . . which was great, we made additional updates to our filings and so that’s made this process go a little bit longer than anticipated. But, we’re excited about the prospect of being a public company, hopefully in the not too distant future, really bringing sustainability services to the public listings for the first time. This is an enormous sector and it’s something where Aspiration has been pioneering and we’re really going to be at the forefront of building the kind of company that’s going to help a lot of people and a lot of businesses get to what they need to do, which is to be climate neutral if not climate positive.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) involving InterPrivate III Financial Partners Inc. (“InterPrivate III”) and Aspiration Partners, Inc. (“Aspiration”), InterPrivate III filed a registration statement, on February 14, 2022 which included a preliminary proxy statement/prospectus, with the United States Securities and Exchange Commission (“SEC”). The proxy statement/prospectus will be sent to stockholders of InterPrivate III. This press release is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASPIRATION, INTERPRIVATE III, THE PROPOSED TRANSACTION AND RELATED MATTERS. The documents filed or that will be filed with the SEC relating to the Proposed Transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from InterPrivate III upon written request at InterPrivate III Financial Partners Inc., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the Proposed Transaction and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, InterPrivate III, Aspiration, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction under the rules of the SEC. Information about InterPrivate III’s directors and executive officers and their ownership of InterPrivate III’s securities is set forth in the registration statement described above. Additional information regarding the participants will also be included in the definitive proxy statement/prospectus, when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Aspiration’s industry and market sizes, future opportunities for InterPrivate III, Aspiration and the combined company, InterPrivate III’s and Aspiration’s estimated future results and the Proposed Transaction, including the implied equity value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Proposed Transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed or that will be disclosed in InterPrivate III’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) inability to complete the Proposed Transaction or, if InterPrivate III does not complete the Proposed Transaction, any other business combination; (2) the inability to complete the Proposed Transaction due to the failure to meet the closing conditions to the Proposed Transaction, including the inability to obtain approval of InterPrivate III’s stockholders, the inability to consummate the contemplated PIPE financing, the failure to achieve the minimum amount of cash available following any redemptions by InterPrivate III stockholders, the failure to meet the NYSE listing standards in connection with the consummation of the Proposed Transaction, or the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; (3) costs related to the Proposed Transaction; (4) a delay or failure to realize the expected benefits from the Proposed Transaction; (5) risks related to disruption of management time from ongoing business operations due to the Proposed Transaction; (6) the impact of the ongoing COVID-19 pandemic; (7) the risk that Aspiration may not be able to execute its growth strategies or achieve and maintain profitability;

(8) the uncertainty of Aspiration’s projected financial information; (9) changes regarding the development of the sustainability industry, the markets that Aspiration targets, customer demand and the ability of Aspiration to maintain and enhance its brand; (10) changes in the highly competitive market in which Aspiration competes, including with respect to its competitive landscape, rapid technological change or regulatory changes; (11) uncertainties surrounding Aspiration’s expansion of products and service offerings; (12) the ability of Aspiration to maintain strategic relationships and execute on strategic transactions; (13) extensive governmental regulation and scrutiny applicable to Aspiration and its subsidiaries, including as a result of certain of its subsidiaries being subject to SEC and FINRA rules and net capital requirements; (14) the ability of Aspiration to adhere to legal requirements with respect to the protection of personal data and privacy laws; (15) cybersecurity risks, data loss and other breaches of Aspiration’s network security and the disclosure of personal information; (16) the risk of regulatory lawsuits or proceedings relating to Aspiration’s products or services; (17) the risk that Aspiration is unable to secure or protect its intellectual property; (18) the limited experience of Aspiration’s management in operating a public company; (19) underlying assumptions and data with respect to Aspiration’s key performance indicators and other business metrics that may be (or may be perceived to be) inaccurate; (20) the risk that Aspiration may not be able to develop and maintain effective internal controls; (21) the outcome of any legal proceedings that may be instituted against InterPrivate III, Aspiration or any of their respective directors or officers following the announcement of the Proposed Transaction; and (22) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about InterPrivate III and Aspiration or the date of such information in the case of information from persons other than InterPrivate III or Aspiration, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Aspiration’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.